1

                              Document is copied.
                              Filed by WellPoint Health Networks Inc.
                              pursuant to Rule 425 of the Securities
                              Act of 1933 and deemed filed pursuant
                              to Rule 14a-12 of the Securities
                              Exchange Act of 1934

                              Subject Company: RightCHOICE Managed Care, Inc. Commission File No.: 1-15907

On October 25, 2001, WellPoint Health Networks Inc. and RightCHOICE Managed Care, Inc. held a joint conference Call beginning at 11:00 a.m., Eastern time. The following is a transcript of that call:

                                    *****












                          WELLPOINT HEALTH NETWORKS

                     THIRD QUARTER 2001 FINANCIAL RESULTS

                                CONFERENCE CALL















               OCTOBER 25, 2001

               11:00 a.m.




















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                                                              2




                            THE OPERATOR:  Welcome to the

                     WellPoint Health conference call to discuss

                     third quarter 2001 financial results.  This

                     call is being recorded.

                            During the course of the call,

                     WellPoint's management may comment on

                     expected pricing or cost trends or make

                     other projections or forward looking

                     statements regarding the future financial

                     performance of the company.  WellPoint

                     cautions you that these forward looking

                     statements are merely predictions based on

                     current circumstances, and that these

                     statements involve a number of risks and

                     uncertainties that may cause actual results

                     to differ materially from those projected.

                     Factors that can cause actual results to

                     differ are discussed WellPoint's form 10-K

                     and the company's other periodic filings

                     with the SEC.

                            This news release may be deemed to

                     be solicitation material in respect of the

                     proposed merger of RightCHOICE by

                     WellPoint.  In connection with the proposed





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                                                              3




                     transaction, a registration statement on

                     form S-4 will be filed with the SEC.

                     Stockholders of RightCHOICE are encouraged

                     to read the registration statement,

                     including the final property statement

                     prospectus that will be part of the

                     registration statement, because it will

                     contain important information about the

                     proposed merger.

                            After the registration statement is

                     filed with the SEC, it, and any amendments

                     thereto, will be available for free, both

                     on the SEC's web site, which is

                     www.SEC.Gov, and from RightCHOICE's and

                     WellPoint's respective corporate

                     secretaries.  RightCHOICE and its directors

                     and executive officers may be deemed to be

                     participants in the solicitation of proxies

                     in respect of the proposed transaction.

                            Information regarding the interests

                     of RightCHOICE directors and executive

                     officers will be included in the final

                     proxy statement and prospectus.

                            Now I would like to turn the








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                                                              4




                     conference over to Mr. Leonard Schaeffer,

                     WellPoint's chairman and chief executive

                     officer.  Mr. Schaeffer, please go ahead.

                            MR. SCHAEFFER:  Thank you very much.

                            Good morning and thank all of for

                     taking the time to join us for discussion

                     of third quarter results.

                            We also welcome those listening over

                     the internet.  We are very pleased today to

                     conduct a joint conference call featuring

                     discussions of both WellPoint's and

                     RightCHOICE's results.  RightCHOICE and

                     WellPoint last week announced a definitive

                     agreement to merge.  As the third quarter

                     earnings of both of these companies show,

                     this is a combination of two extremely

                     strong companies.

                            Joining us today from St. Louis is

                     John O'Rourke, chairman and CEO of

                     RightCHOICE, Sandra Van Trease,

                     RightCHOICE's chief operating officer, and

                     Stuart Campbell, their CFO.

                            I will begin with an operational

                     overview of WellPoint's performance for the







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                                                              5




                     third quarter.  Dave Colby, our CFO, will

                     discuss our financials, then John, Sandra

                     and Stuart will present RightCHOICE's

                     excellent results.  We will extend the call

                     somewhat today for questions after these

                     presentations.

                            Let me begin with a discussion of

                     WellPoint's performance.  Our continued

                     focus of meeting customer needs with a

                     strong emphasis on operational control has

                     resulted in another strong quarter for our

                     company.  Excellent same store member

                     growth, a broad portfolio of popular

                     products, disciplined pricing, and the

                     acquisition of Blue Cross/Blue Shield of

                     Georgia led to top line growth of 38

                     percent.

                            We continue to help control medical

                     costs while delivering value for our

                     customers.  We continue to leverage

                     technology in managing our administrative

                     expenses.  This helped us achieve a 103

                     basis point improvement in our selling and

                     admin ratio on a year over year basis.







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                                                              6




                     That income increased 21 percent over last

                     year's third quarter.  And Blue Cross/Blue

                     Shield of Georgia had outstanding results

                     for the third quarter.

                            Let me talk now a little bit about

                     our membership results.  We experienced

                     member growth in every major market segment

                     in all our strategic geographies during the

                     third quarter.  The large group segment

                     again performed well, particularly in

                     California and in Georgia.  I think that

                     especially noteworthy that we have

                     significant sequential improvement in our

                     individual and small group segment here in

                     California.

                            California large group added 85,000

                     new members in the third quarter, which led

                     to a growth rate of 9.8 percent, or 360,000

                     members over the last twelve months.  These

                     results are due to several important

                     factors.  First, customers of this segment

                     are attracted to and paid for more good

                     service.  Second, our financial stability

                     and stable networks continue to be very








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                                                              7




                     attractive, particularly in these very

                     challenging times.  Third, a successful use

                     of the Blue Cross/Blue Shield association

                     Blue Card program allows us to manage PPO

                     products utilizing Blue networks throughout

                     the United States.  And finally, our

                     ability to provide outstanding service and

                     value to the MediCal and Healthy Families

                     populations continues to help us grow.

                            In Georgia we added almost 14,000

                     new members in large group during the three

                     months ended September 30th.  This

                     represents an acceleration of growth

                     compared to the second quarter.

                            Results in Georgia reflect several

                     other key factors.  First, Blue Cross/Blue

                     Shield of Georgia offers best in class

                     service, just as we do here in California.

                     Second, WellPoint's national accounts

                     expertise has been applied in Georgia and

                     we are beginning to see the payout there.

                     And finally, we are experiencing some

                     competitor withdrawals in markets outside

                     of Atlanta.








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                                                              8




                            Turning now to individual and small

                     group business.  In California, we grew our

                     ISG business by over 15,000 members

                     sequentially from the second to the third

                     quarter.  As I mentioned in our second

                     quarter conference call, we expected growth

                     in our individual business to accelerate

                     going forward.  That's exactly what

                     happened in the third quarter.  What's also

                     significant is that we experienced good

                     growth in our small group businesses during

                     the same quarter.

                            Factors that are driving this better

                     ISG performance include the following:

                     First, increasing acceptance in the

                     marketplace of the value of our products.

                     Planscape for individuals and Flexscape for

                     small groups.  We believe we are ahead of

                     the competition in product design in this

                     economic environment.  We are taking market

                     share with these very profitable products.

                            Second, every competitor is raising

                     prices.  And again our new product array

                     positions us very, very well.








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                                                              9




                            Finally, we are continuing to see

                     competitors drop out of the market.  This

                     morning Mutual of Omaha indicated it was

                     going to drop out of the midwest market,

                     and we've seen other smaller players here

                     on the west coast drop out as well.  In

                     Georgia we also added over 15,000 ISG

                     members sequentially from the second to the

                     third quarter.  Individual small group

                     market in Georgia is very fragmented and

                     offers significant opportunity for

                     continued growth.  Our new PTO product in

                     the Macon region outside of Atlanta

                     continues to sell very well.  This part of

                     our strategy is going very smoothly and we

                     very pleased with results in Georgia.

                            A few comments about trends for

                     2002.  First, medical costs.  Medical

                     inflation will likely continue at an even

                     higher rate next year depending on the

                     geographic area.  Premium yields, however,

                     will allow us to continue to cover rising

                     medical costs with disciplined pricing and

                     effective product design.  We are probably








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                                                             10




                     going to see continued benefit buy downs by

                     employers, that is, employers trying to

                     avoid rates of increase that they find

                     unacceptable by changing the benefits they

                     make available for their employees.

                            For WellPoint, this is a very good

                     opportunity, because we spent many years

                     protecting our ability to do benefit

                     redesign.  And we also begin with a very

                     broad range of products, be it actuarial

                     expertise, and we have experience dealing

                     with this same phenomenon in the economic

                     downturn in California in the early '90s.

                            Now I would like to turn the call

                     over to Dave Colby, our CFO.  Dave.

                            MR. COLBY:  Thank you, Leonard, good

                     morning.

                            We are very pleased with our third

                     quarter financial results for two reasons.

                     First, despite changing economic times, our

                     continued focus on operations has resulted

                     in yet another quarter where WellPoint has

                     met or exceeded analyst expectations.

                     Second, financial performance to the








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                                                             11




                     Cerulean transaction continues to exceed

                     our expectations and demonstrates our

                     ability to integrate mergers which will be

                     important with the recent RightCHOICE

                     announcement.

                            Although we expect the Cerulean EPS

                     to be neutral to be accretive in the third

                     quarter, it added approximately 3 cents.

                     For the third quarter, net income was 108.4

                     million, or $1.64 per diluted share, which

                     was 7 cents higher than consensus

                     estimates.

                            The third quarter EPS represented

                     18.8 percent increase over comparable

                     results in the third quarter of 2000, which

                     were $1.38.

                            During the quarter, ownership of

                     Cerulean contributed 2.2 million to

                     WellPoint's net income, or 3.3 cents.

                            I think the quality of our earnings

                     is supported by what I call exceptionally

                     strong cash in the bank cash flow, that is

                     net of cap ex, taxes and working capital,

                     which at 265 million was well in excess of








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                                                             12




                     net income, once again for the quarter.

                     Our GAAP operating cash flow was 165

                     million.  As I said before, it is

                     impossible to achieve this level of cash

                     level without high quality earnings.

                            Second, our balance sheet claims

                     reserves continued based on moderately

                     adverse development of best estimates.  Our

                     days in claims payable was 67.5 days, which

                     represented a 1.4 day decline.  This

                     change, which I will go over in more

                     detail, can be explained by four Factors.

                     One, a decrease in our claims inventory due

                     to faster payment cycle times.  Second,

                     lower accruals on our pharmacy claims due

                     to biweekly payment cycle timing of our

                     PBM.  Third, some provider amounts that

                     were earned in 2000 that were paid in the

                     beginning of the third quarter.  And,

                     actually higher IBNR accruals, due to what

                     we think could be a potential impact of

                     September 11th.

                            I would now briefly discuss some of

                     the key income statement and balance sheet








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                                                             13




                     items.  This discussion will be a little

                     bit more complex as I try to explain the

                     financial impact of the acquisition of

                     Cerulean.

                            As we look at the earnings,

                     continued incurred enrollment growth and

                     disciplined pricing resulted in healthy

                     revenue growth.  Our third quarter 2001

                     revenues including investment income

                     $30,181,000,000.  That is a 38.3 percent

                     increase from the third quarter of last

                     year, and if you exclude Cerulean, it still

                     represents almost a 12 percent increase.

                            The Cerulean merger also gives

                     WellPoint a slightly higher percentage of

                     ASO members on a year over year net basis.

                     Our insured members were up 25 percent year

                     over year, ASO members were up almost 37

                     percent.  Insured lives now represent about

                     65.6 percent of our total.

                            The medical loss ratio in the third

                     quarter of this year was 81.7, which was 7

                     basis points higher than the second quarter

                     this year.  And about 103 basis points








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                                                             14




                     higher than the third quarter of last year.

                     This medical loss ratio was slightly higher

                     than previous guidance and experience due

                     to the inclusion of Blue Cross/Blue Shield

                     of Georgia, which had a third quarter

                     medical loss ratio of 84.8 percent.

                            Excluding Georgia, WellPoint's

                     medical loss ratio in the third quarter

                     would have been 74 basis points lower.  And

                     excluding the Cerulean impact, WellPoint's

                     medical loss ratio was slightly higher than

                     the second quarter of this year and the

                     third quarter of last year due to higher

                     proportional growth in our large group and

                     Healthy Family business, which has a higher

                     medical loss ratio than the company

                     average.

                            As Leonard mentioned, our SG&A

                     ratio, selling general and administrative

                     expense ratio, continues to show year over

                     year improvement as we leverage other

                     technology investments.  In the third

                     quarter our SG&A ratio was 17.5 percent,

                     down from 18.5 percent in the third quarter








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                                                             15




                     of last year.  This is attributed to

                     improved productivity from a lot of our

                     E-business and technology initiatives, our

                     focus on receiving claims electronically.

                            During the quarter we saw a

                     significant increase in our auto

                     adjudication rates, our ability to process

                     a claim without human intervention.

                     Internet opportunities and use of

                     interactive voice response.  Third of these

                     helped lower our SG&A ratio by spreading

                     our fixed SG&A costs over the larger

                     membership base that Leonard talked about.

                            The 17.5 percent SG&A ratio was

                     better than expected due to this

                     productivity gains and also because of the

                     fact of growth in our large group division,

                     which runs a lower SG&A ratio than the rest

                     of the company.

                            Investment income was 64.1 million

                     in the third quarter, 6.3 million coming

                     from Blue Cross/Blue Shield of Georgia,

                     which was consistent with previous

                     guidance.  We have been able to offset








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                                                             16




                     slightly lower earnings rates with higher

                     than expected cash flows, and expect that

                     that will be a good number to continue into

                     the fourth quarter.

                            Interest expense and other expenses

                     net primarily amortization, were 14.6

                     million and 19.4 million respectively in

                     the third quarter.  Interest expense

                     increased slightly due to a fourth quarter

                     interest expense on our recent public debt

                     offerings, which has a slightly higher

                     coupon than our bank and credit facility.

                     Other expenses were consistent while with

                     last quarter and prior guidance.

                            As I mentioned in the last earnings

                     call, if you include the Cerulean

                     transaction, the accounting impact of the

                     new FAS pronouncement, the FAS 142,

                     relating to the good will amortization, it

                     will wind up increasing WellPoint's

                     reported net income by about $9 million per

                     quarter, 13.5 cents per quarter, or on an

                     annual basis about 54 cents.  The effective

                     tax rate in this quarter was 41 percent,








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                                                             17




                     which was consistent with last quarter.

                            We turn to our balance sheet.  Due

                     to solid financial performance in cash

                     flow, we continue to enjoy a financial

                     position that allow us to take advantages

                     of future opportunities.  Our third quarter

                     debt to cap ratio -- total cap ratio was

                     30.5 percent, down from 33.2 percent at the

                     end of last quarter.  Assuming no

                     significant capital transactions, we expect

                     that we can generate sufficient cash flow

                     to reduce this leverage ratio to the

                     mid-20s by mid-2002.

                            Cash flow was very strong for the

                     third quarter.  Cash and investments

                     increased $177 million during the quarter,

                     to $4.6 billion, despite some one time uses

                     of cash.  If you look at the cash in the

                     bank cash flow, you can estimate it as

                     follows:  First, our increase in cash and

                     investments and cash in the bank was up by

                     $177 million.  However, during the quarter

                     we are also paid down $39 million of

                     long-term debt.  And we purchased about 7








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                                                             18




                     million shares of our common stock when the

                     stock was negatively impacted by the events

                     of September 11th.

                            We also had a transaction with John

                     Hancock where they actually took back some

                     disability claims reserves, $49 million of

                     long-term, where they took the

                     responsibility for the reserves and we gave

                     them the cash.

                            So had we not given the $49 million

                     of cash to John Hancock, and the $7 million

                     of share purchases and the $39 million of

                     long-term debt repayments, our actual cash

                     and investments quarter to quarter would

                     have increased by $265 million.  I remind

                     you we only made $108 million in that

                     quarter.

                            So I would like to again state that

                     although it's possible to generate that

                     kind of cash flow greater than net income

                     without high quality earnings.  I really

                     think that in the past many analysts have

                     used days in claims payable as a primary

                     metric for quality earnings.  However, as








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                                                             19




                     we use technology to actually speed up

                     claims payments cycle times, this metric

                     could be misleading.  I really believe the

                     ultimate metric is a company's ability to

                     generate cash, which we have done.

                            We continue to feel comfortable with

                     our balance sheet and our reserves for

                     medical claims.  Medical claims payable

                     were a billion 813 million, at September

                     30th.  Days of medical claims payable

                     decreased from 68.9 to 67.5 during third

                     quarter as a result of four factors, which

                     I will go into.

                            First, a decrease in our claims

                     inventory during the faster claims turn

                     around times, that is the average time

                     between service date and payment date.

                     Between the second and third quarter we saw

                     a 2.5 day decline in the cycle time.  This

                     is due to higher EDI claim receipts, and

                     what I mentioned before, a much higher auto

                     adjudication rate of claims, which allows

                     us to speed up the processing.

                            It's also helped by things we








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                                                             20




                     discussed the day with WellPoint back in

                     May of reducing the number of leased

                     networks we use out in our Unicare

                     operation to those that can communicate

                     electronically with us.  That resulted in

                     2.5 day decline in our days of claims

                     payable.

                            The second factor was a timing of

                     our PBM's biweekly pharmacy claims

                     payments.  The accrual of pharmacy claims

                     went down 24 million during the quarter,

                     that is 0.9 day decline.  And, as we had in

                     the second quarter, we actually paid some

                     provider amounts related to 2000 incentive

                     amounts which historically are paid in the

                     second quarter but actually about 8 million

                     skewed over into July, the third quarter,

                     that represented a decline of .3 days.

                            We actually offset those declines

                     with higher IBNR accruals due to the

                     potential impact of September 11th; those

                     higher IBNR accruals were about 2.3 days.

                     We felt that these additional accruals were

                     appropriate given the fact that we did see








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                                                             21




                     a significant reduction in claims receipts

                     in the second half of September, which we

                     do not really believe is near true.  And

                     think that that may just be timing of

                     either mail delivery or people postponing

                     services.

                            Our long-term debt decreased by 49

                     million due to debt repayments of 50

                     million offset by a million dollars of

                     accrued interest on our convertible debt.

                     In the third quarter, WellPoint purchased

                     75,000 shares of our common stock at a

                     total cost of 7.4 million, when the stock

                     price was negatively impacted by the events

                     of September 11th.  Now since the third

                     quarter 1998 to today, WellPoint has used

                     667 million in cash to purchase 10.4

                     million shares of our common stock.

                            While our first priority in the

                     short-term will be to continue to reduce

                     leverage and pay down debt incurred in the

                     Cerulean transaction, we will periodically

                     look at WellPoint, acquiring WellPoint

                     stock based on WellPoint's stock price,








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                                                             22




                     future cash flow, alternative opportunities

                     to invest cash in transactions, and our

                     commitment to maintain or improve our

                     current credit ratings.

                            In conclusion, the third quarter was

                     a very strong quarter for WellPoint, and we

                     are very pleased with the Blue Cross/Blue

                     Shield of Georgia integration process to

                     date, which should help us with the

                     RightCHOICE merger integration also.

                            Even more important, our business

                     fundamentals are strong.  Enrollment is up

                     and a favorable pricing environment

                     resulted in 38 percent top line growth.

                     Excluding Cerulean, the year over year

                     medical loss ratio remains relatively

                     constant despite rising medical cost trends

                     and disproportionate lost enrollment and

                     our loss ratio business segments, and our

                     E-business and technology investments have

                     shown material improvements in productivity

                     and a lower SG&A ratio, and WellPoint

                     continues to generate net cash flow greater

                     than net income.








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                                                             23




                            Although I expect numerous industry

                     wide challenges in the quarters ahead, such

                     as the strength of the economy and

                     customers that want new designs that

                     mitigate the current rate of medical

                     inflation, I believe WellPoint is well

                     positioned to deal effectively with these

                     challenges.  We have a diversified customer

                     base, and with over 1 million individual

                     members, a customer segment which in 2000

                     had declined but has endured and done well

                     in this slowing economy, is now showing

                     signs of continued growth, coupled with the

                     fact that we have the experience and the

                     technical competence to offer a wide range

                     of choice based products profitably,

                     including lower price point plans.  And

                     third we have an effective planning process

                     that identifies potential issues early, so

                     that our managers can take appropriate

                     action in advance.

                            Prior guidance for 2001 was EPS in

                     the 6.10 to $6.15 range.  Since this

                     quarter exceeded guidance by 7 cents, we








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                                                             24




                     would increase this annual range for 2001

                     by 7 cents.  Therefore, despite all the

                     economic changes that have occurred this

                     year, our 2001 EPS guidance has increased

                     from about $6.05 where it was in January,

                     to approximately $6.20 today.

                            I will now turn it back over to

                     Leonard.

                            MR. SCHAEFFER:  Thanks, Dave.

                            During our joint conference call

                     last week, we discussed the many reasons

                     why our merger with RightCHOICE is so

                     compelling.  One key point we made is that

                     RightCHOICE is growing even faster than

                     WellPoint.  You see evidence of that today

                     in RightCHOICE's outstanding third quarter

                     results.

                            I'm very pleased to turn the call

                     over now to John O'Rourke, chairman and CEO

                     of RightCHOICE, with his team.  John.

                            MR. O'ROURKE:  Thanks, Leonard.

                            Good morning to everyone.  Thank you

                     for joining us today to review

                     RightCHOICE's third quarter results.  With








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                                                             25




                     me is Sandra Van Trease, the president of

                     RightCHOICE; and Stuart Campbell, our newly

                     appointed CFO.

                            Before I get into the substance of

                     my presentation, I need to note the

                     precautionary statement made by the

                     operator at the beginning of call also

                     applies to RightCHOICE, and those of you

                     interested can refer more specifically to

                     our press release as well as our SEC

                     filings relative to our forward looking

                     statements.

                            I would like to start out by saying

                     at RightCHOICE we believe that merging with

                     WellPoint makes good business sense.  It's

                     the right thing to do for our community,

                     our members, our employees and our

                     stockholders.

                            We decided to hold this joint call

                     today to demonstrate our commitment to the

                     merger and to articulate our shared vision

                     for the future.  Our merger with WellPoint

                     will create a bigger and a better company,

                     one that is a major player in the midwest.








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                                                             26




                     Both companies bring relative strengths and

                     capabilities to the table, and this will

                     enhance our ability to grow and it will

                     enhance our ability to achieve economies of

                     scale.

                            What we have here is the merger of

                     two strong companies.  And clearly the news

                     today reflected in our earnings

                     announcement demonstrates that fact.

                            Today I'm very proud to announce

                     that we have had another excellent quarter.

                     In fact, it's our 14th consecutive quarter

                     of improved profitability.  Our results are

                     indicative of the fact that we continue to

                     be successful in managing the fundamentals

                     of our business, and that includes

                     effective underwriting, medical management,

                     and sales, as well as control over G&A.

                            Today RightCHOICE is the leading

                     managed care company in Missouri, with a

                     reach that extends into six neighboring

                     states.  We have a strong presence in our

                     region, and we clearly know our market.

                     One of the differentiating factors of our








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                                                             27




                     businesses is what we call our twin engine

                     earning power.  What I mean by this is that

                     our improved probability is being driven by

                     improvements in both our underwritten

                     segment and our self-funded business.

                     About 81 percent of our membership is

                     self-funded.  And as a result we enjoy

                     consistent predictable profits.

                            This morning we reported a net

                     income of $21.1 million, that's a 146

                     percent increase, compared to $8.6 million

                     in the third quarter of 2000.  We also

                     reported a dollar 5 diluted earnings per

                     share, a 91 percent increase compared to 55

                     cents for the third quarter of 2000.

                            As noted in our press release,

                     earnings per share includes 22 cents for a

                     nonrecurring tax benefit, which Stuart will

                     describe later in his presentation.

                            Our third quarter earnings per share

                     exceeded expectations due to improvements

                     in margins for our underwritten segment.

                     And clearly we have had great membership

                     growth in both our underwritten and
                     self-funded segments.  Importantly, our

                     medical cost ratio is strong, and our G&A

                     ratio continues to improve.

                            What many are focused on economic

                     uncertainties of our time, our resiliency

                     is indicated by the fact that we have

                     enjoyed a 5 percent increase in membership

                     over the comparable quarter in 2000.  Today

                     our aggregate membership stands at 2.8

                     million members.  Our strong membership

                     growth is attributed to continued growth in

                     current accounts, as well as success in

                     sales.

                            A good example is increased growth

                     for current accounts at the Missouri State

                     Teachers Association, which has experienced

                     increased student enrollment, and that gave

                     us 2000 new teachers and dependents in the

                     third quarter.  Our self-funded membership,

                     including Health Anchor, our wholly owned

                     network rental subsidiary, increased to 2.3

                     million members as of September 30, 2001.

                     And that's a 6 percent increase year over

                     year.








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                                                             29




                            Last quarter we talked about a

                     number of new PP0 HMO groups brought on

                     board, including 25,000 State of Illinois

                     employees, 5,500 St. Louis Arch Diocese

                     employees, 8,000 McLean Gas employees.

                            On October 1, health funds added

                     125,000 new Workers' Compensation members

                     to the health bank roster, which will be

                     reflected in our fourth quarter membership

                     counts.  Looking ahead, help make it a

                     commitment to add at least 40,000 new

                     members on January 1, 2002.  And this

                     includes 30,000 members of the United Food

                     and Commercial workers, 3,000 members of

                     Marathon Oil, and 5,000 members of

                     Preferred Healthcare Professionals in

                     Kansas City, which is leading the

                     networking contracting business in certain

                     Missouri markets.

                            In the third quarter underwritten

                     membership increased to more than 546,000,

                     which represents a 9 percent increase after

                     carving out the reduction of 44,000 HMO

                     members in connection with our 2000 year








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                                                             30




                     end exit from the Missouri consolidated

                     healthcare plan and the Medicare risk

                     business.

                            To date we've added 32,000 new

                     members to our large group membership

                     rolls, due in part to the nationwide Blue

                     Card PPO program that gives members access

                     to PPO benefits nationwide.  We continue to

                     focus on growing large group business, and

                     we have already signed up 60 percent more

                     members of large groups during the first

                     three-quarters of this year as compared to

                     the same period last year.

                            It's important to stress that our

                     members recognize the value of what we

                     offer.  We are keeping 9 out of 10 members

                     at renewals because of the value that we

                     deliver and because of our commitment to

                     providing superior service. Our members

                     appreciate the fact that we process their

                     claims accurately and that we process them

                     timely, and that we respond to their needs

                     quickly.

                            Another key to our success is the
                     ability to build membership by providing

                     choice.  Choice for a wide range of

                     flexible products.

                            I would now like to turn the call

                     over to Stuart Campbell to give us some

                     further insight into the third quarter

                     results.  Stuart.

                            MR. CAMPBELL:  As John said, our net

                     income for the third quarter of 2001 was

                     $21.1 million.  That's a $1.05 per share on

                     a fully diluted basis.  That's a year over

                     year increase in diluted earnings per share

                     of 91 percent.  Our third quarter EPS

                     includes a nonrecurring tax benefit of 22

                     cents, as John mentioned.

                            At the time the financial statements

                     were prepared for December of 2000, it was

                     unclear whether the cash payment of $12.8

                     million to the Missouri Foundation for

                     Health represented an allowable deduction

                     for tax purposes.  There was only one IRS

                     ruling issued at the time, and we were not

                     convinced that it applied to our situation.

                            Subsequently, the IRS issued an
                     additional ruling, known as a technical

                     advice memorandum, to another taxpayer.  In

                     analyzing the new ruling, in conjunction

                     with the previously issued ruling, we

                     became more comfortable that the payment

                     represented a deductible amount for tax

                     purposes.  The payment to the Foundation

                     was deducted in our 2000 tax return, and

                     the benefits of this deduction was

                     recognized in the tax provision in the

                     third quarter of 2001, after the filing of

                     the 2000 tax return in September.

                            Other highlights for the third

                     quarter 2001 include revenue totalling

                     $300.2 million, compared to $272.1 million

                     for the same quarter last year.  That

                     represents a 10 percent increase in

                     revenues year over year.

                            Our operating income was $23.1

                     million compared to $13.1 million in the

                     third quarter of 2000.  This represents a

                     77 percent increase over last year.

                            Now I would like to highlight some

                     key measures by segment to give you a
                     better picture of how our twin engine

                     strategy continues to yield very positive

                     results.  In our self-funded segment, which

                     includes our network rental subsidiary

                     Health Link, we continued to grow our

                     membership.  Our self-funded membership

                     grew 6 percent year over year.  However,

                     our growth rate would have been 10 percent

                     except for the loss of a single group of

                     84,000 Workers' Compensation members on

                     July 1, 2001, that we previously reported.

                            And as John mentioned, we will more

                     than make up for this with the addition of

                     125,000 new Workers' Comp members from the

                     Missouri Employers Mutual Workers'

                     Compensation business.

                            Our operating profits from the

                     self-funded segment grew by 43 percent over

                     the same quarter in 2000.  We continue to

                     focus on growing membership in this segment

                     to expansion of our Health Link operations

                     and continued growth in the Blue branded

                     self-funded business.

                            In our underwritten segment, which
                     is primarily our Blue branded business, we

                     continued to grow membership and expand our

                     margins through a combination of

                     disciplined pricing, medical cost

                     management strategies, and G&A expense

                     management.

                            Our medical cost ratio improved from

                     81.9 percent in the third quarter of 2000,

                     to 80.2 percent for the third quarter of

                     2001.  As anticipated, we saw a small

                     sequential increase from the second quarter

                     to third quarter 2001.  But year to date,

                     at 80.5 percent, we are running better than

                     our target for the year.

                            Our G&A expense ratio in the

                     underwritten segment improved from 13.1

                     percent to 12.3 percent during the same

                     time frame.  These improvements have

                     resulted in an increase in operating

                     profits for this segment to $9.1 million,

                     as compared to 3.4 million in the same

                     quarter last year.

                            Our operating margin in the

                     underwritten segment has improved from 1.4
                     percent in the third quarter of 2000 to 3.4

                     percent in the third quarter of 2001.  On a

                     year to date basis, our operating margin in

                     the underwritten segment has improved to

                     2.6 percent, compared to 0.9 percent for

                     the first nine months of 2000.

                            Having highlighted our key segment

                     results, let's take a look at the balance

                     sheet as of September 30, 2001, as compared

                     to September 30, 2000.

                            As we told you last quarter, our

                     bank debt has been eliminated.  We used

                     $24.1 million of the proceeds we used

                     during the stock offering in May to retire

                     this debt, and reduced our interest expense

                     by about $500,000 per quarter.

                            Our medical claims payable totalled

                     $151.2 million as of September 30, 2001.

                     Which represents an average of 65.4 days of

                     claims expense.  This compares to 67.6 days

                     of claims expense at September 30, 2000,

                     and 62.5 days as of June 30, 2001.

                            The reduction in days from third

                     quarter 2000 is due to an improvement in the timeliness of our claims processing.

                     For the third quarter of 2001, claims

                     processing in our PTO products averaged 4.6

                     days, and that compares to 7.4 days the

                     same time last year.

                            And the HMR claims processing turn

                     around time improved to 6.3 days compared

                     to 11.1 days in the third quarter of 2000.

                     These improvements in claims processing

                     timeliness are a direct result of our

                     efforts to improve our through-put of paper

                     claims to the development of a common front

                     end for data entry, coupled with our

                     relentless focus on improving our first

                     pass rates and the percentage of claims

                     filed electronically.

                            The sequential increase of 2.9 days

                     from the second quarter '01 is due to an

                     increase in claims processed but not yet

                     paid, which represents 1.4 days.  With the

                     remainder of the increase due to our

                     increases in IBNR.

                            It's also important to note that we

                     have not changed our practice of setting our IBNR at or above our actuarial or best estimate.  We continue to maintain a

                     conservative balance sheet.

                            Our cash generated from operations

                     was $32.8 million for the quarter, as

                     compared to our net income for the quarter

                     of 21.1 million.  I think this strong cash

                     flow really demonstrates that the quality

                     of our earnings is very high.

                            At this time I would like to turn

                     the call over to Sandra to talk about our

                     2001 outlook and our operating initiatives.

                            MS. VAN TREASE:  Thank you, Stuart.

                     Good morning everyone.

                            Our outlook and our operating

                     initiatives are premised on our belief that

                     strong financial performance is driven by a

                     commitment to focus on the fundamentals.

                     We are successful because we continue to

                     provide superior service to our clients and

                     our members.

                            I would like to now turn your

                     attention to our revised outlook for the

                     year.  We expect self-funded enrollment
                     increases of between 9 to 11 percent in

                     2001 and 2002.  This increase is driven

                     both by enrollment growth in our Health

                     Link subsidiary, as well as growth in the

                     Blue branded self-funded business.

                     Further, we expect underwritten enrollment

                     increases of 6 to 8 percent in 2001, that

                     excludes the impact of the exit from the

                     Missouri consolidated healthcare plan and

                     the Medicare Risk product.  And growth of 5

                     to 7 percent in 2002.

                            In 2001 we look for a medical cost

                     ratio of 80.3 to 80.5 percent.  And for

                     2002, we are looking towards a MCR ranging

                     between 80 and 81 percent.

                            The general and administrative

                     expense ratio is expected between 18.1 and

                     18.4 percent in 2001.  We think that's

                     going to improve further to 17-1/2 percent

                     in '02.

                            With these assumptions, the outlook

                     for EPS on a fully diluted basis is in the

                     range of $3.30 to $3.35 for the full year

                     2001, that includes the effect of the
                     nonrecurring tax benefit that Stuart

                     described.  Now, this represents an

                     increase of 45 to 48 percent over the $2.27

                     for the full year 2000.

                            Our 2001 outlook assumes average

                     shares outstanding of 19.8 million on a

                     fully diluted basis.  We also expect

                     earnings per share growth of at least 20

                     percent in 2002, as compared to 2001,

                     excluding both the effect of the adoption

                     of the new FASB statements on business

                     combinations, and the previously described

                     nonrecurring tax benefit in 2001.

                            Now I would like to take a few

                     minutes to highlight some of RightCHOICE's

                     key operating initiatives.  Going forward

                     we are continuously developing strategies

                     for improved medical cost management.  The

                     advancements we've made over the past

                     several years have led to improved

                     information technology that we are using to

                     identify the chronic and catastrophic

                     conditions that drive medical costs.

                            For example, our Blueprint
                     information tool allows us to look at

                     utilization and the resulting cost trends

                     of our programs by region.  We can see

                     where healthcare practices are deviating

                     from the standards of care and leading to

                     higher costs.  We can then work on

                     adjusting benefit packages, provider

                     contracts and utilization patterns.  Now,

                     this helps us price programs correctly and

                     helps us develop strategies to keep these

                     programs affordable for our members.

                            A by-product of our Blueprint

                     product is our health management

                     information system, which is helping us

                     determine what health problems members are

                     facing, so we can develop new care

                     management programs that will provide them

                     and their physicians with additional tools

                     to better manage these health conditions.

                     Our new diabetes management program is an

                     example of such a program.

                            We also use tools to help us utilize

                     our on-site nurses more effectively.  We

                     use criteria developed by physicians to
                     look at hospital admissions and the length

                     of stay patterns in order to place our

                     nurses in hospitals that seem to be

                     deviating from standards of care.  The

                     nurses can then use these criteria to work

                     with hospital staff on reducing deviations

                     from standard care.

                            Another initiative focus we have is

                     on electronic claims.  Electronic

                     submission of claims is an example of

                     technology that has increased efficiency of

                     claims processing and satisfaction of both

                     providers and members.  Currently Blue

                     Cross/Blue Shield of Missouri receives

                     close to 73 percent of its claims

                     electronically, and we process about

                     three-quarters of those without manual

                     intervention.  We believe that's one of the

                     highest rates of electronic processing in

                     the country.

                            Even so, we continue our efforts to

                     increase that number.  Increasing

                     electronic submissions should lead to even

                     more accurate claims processing, reduced costs related to processing claims, and more satisfied members and providers.

                            While maximizing the use of our

                     technology to manage medical costs, we must

                     also offer more product options to our

                     members to provide them with choice,

                     particularly in this environment of

                     increasing healthcare costs.

                            Importantly, we want our members to

                     have choices when it comes to provider

                     networks too.  We just contracted with

                     another hospital in central Missouri to

                     fill a marketing need in a key geographic

                     area as we expand our offerings of products

                     in rural Missouri.  We also contracted with

                     a key hospital for members in adjoining

                     counties in Illinois.

                            From a benefit plan perspective, our

                     new Option Blue programs allows employers

                     to offer a choice to their employees

                     effective for business that goes on the

                     books or renews January 1, 2002.  The

                     underlying principal of Option Blue is that

                     an employer can fund a base PPO plan, yet offer employees the choice to become more engaged in the selection and funding of

                     their health plan coverage.  This new

                     Option Blue plan program is currently being

                     marketed and is receiving very positive

                     play from both employers and brokers.

                            We continue our expansion of program

                     offerings to include a wider range of fund

                     alternatives to our customers as well, such

                     as net cost funding methods, which will

                     provide our markets with even more choice.

                            In summary, RightCHOICE is well

                     positioned for the future.  We have a

                     diversified portfolio of networks and

                     benefit designs which provide extensive

                     customer choice for our insured and

                     self-funded customers.

                            Now I would like to turn the call

                     back to John.

                            MR. O'ROURKE:  Thanks, Sandra.

                            In addition to providing expanded

                     choice and a range of benefit plans, we

                     believe it's essential to maintain

                     constructive relationships with the
                     physician community.  In our industry it's

                     very difficult to sell and retain business,

                     if the physicians are not cooperating with

                     you.

                            Over the past five years we've

                     developed a comprehensive strategy to

                     maintain constructive long-term

                     relationships with the physicians'

                     community.  Our strategy includes a

                     physician group partners program, the

                     physicians' consulting committee, as well

                     as our numerous ad hoc committees that

                     facilitate meaningful physician input on

                     medical policy, formula development and

                     credentialing.  Network physicians also

                     serve an active role in the peer review

                     process, and in appeals on medical

                     necessity.

                            We believe that the active

                     participation of our physicians facilitates

                     the appropriate delivery of services to our

                     members, while at the same time reducing

                     waste and unnecessary medical expense.

                            From a growth perspective, we
                     continue to be optimistic about the

                     opportunities to grow our Blue Cross/Blue

                     Shield and Health Link business.  Today we

                     can offer both regional and national

                     networks and reinforce our strong market

                     position in Missouri and in the six

                     neighboring states.

                            Our clients tell us that they

                     continue to find real value in the

                     nationwide Blue Card program.  This network

                     allows us to compete on more than price.

                     Blue Card gives us a competitive edge with

                     clients and prospects that do business in

                     multiple states.  And we are proud of the

                     fact that our Blue Card service scores were

                     a perfect 100 percent for the entire third

                     quarter.  This is a clear indicator of our

                     commitment to superior service.

                            Health Link's open access products

                     continue to have strong appeal to

                     self-funded employers, unions, trusts and

                     other insurance companies.  These customers

                     seek large networks, broad access and

                     freedom of choice. Health Links provides those features, along with flexible,

                     customized administrative arrangements.

                            We are also continuing to make

                     progress in expanding Health Links'

                     provider network outside of Missouri.

                     During the third quarter, Health Links

                     added a five hospital network of Baptist

                     Medical Centers based in Little Rock.  They

                     are considered to be the most prominent

                     network in the State of Arkansas.

                     Obviously these facilities enhance our

                     capability to attract new business and to

                     retain existing accounts.

                            Today we are well positioned to

                     thrive and to prosper.  Economic

                     uncertainty has not been an impediment to

                     our business.  Fortunately our customers

                     know that we are here to stay, and that we

                     are committed to work with them to meet

                     their needs.

                            Now I would like to turn the call

                     back over to Leonard Schaeffer, who will

                     present five reasons for this merger.

                     Leonard.

                            MR. SCHAEFFER:  Let me conclude the

                     formal remarks by discussing with you the

                     items that John and I have been talking

                     about in concluding this merger agreement.

                            First, we believe our customers will

                     benefit from the new organization formed by

                     the putting together of these two

                     financially strong companies.

                            Second, the merger supports our

                     expansion strategy by significantly

                     increasing our market share in the midwest.

                     One of the five key geographies we

                     identified some five years ago.

                            Third, the merger with RightCHOICE

                     further diversifies our business, both

                     geographically and in terms of product mix.

                            Fourth, the merger adds management

                     depth.  You just heard from John O'Rourke,

                     Sandra Van Trease and Stuart Campbell,

                     three of the outstanding executives at

                     RightCHOICE.

                            And finally, there is low

                     integration risks, because of similar

                     cultures and histories.  And Alex

                     Rosenblatt, who led a successful merger and

                     integration process at Blue Cross/Blue

                     Shield of Georgia, will again lead this

                     effort, along with Stuart Campbell from

                     RightCHOICE, who will head the RightCHOICE

                     team.

                            A final point I would like to make

                     is that we are and have been for a long

                     time admirers of John and his team.

                     RightCHOICE is a successful company, it's

                     growing, and based on its track record, we

                     see a very positive future.

                            Now I'll open up the call to

                     questions from anyone on the line.

                     Operator, can you organize that, please.

                            THE OPERATOR:  Yes, Mr. Schaeffer.

                            Ladies and gentlemen, should you

                     have questions or comments at this time,

                     please press the 1 followed by the 4 on

                     your telephone touch pad.  You will hear a

                     three-tone prompt acknowledging your

                     request.  If your question has been

                     answered and you wish to withdraw your

                     polling request, you may do so by pressing the 1 followed by the 3. If you are using a speakerphone, please pick up your handset

                     before entering your request.  Also, please

                     direct your questions and/or comments to

                     the appropriate company or person, and

                     limit yourself to two questions per cue.

                     For any additional questions or follow-ups,

                     please recue.

                            One moment, please, for the first

                     question.

                            Our first question or two comes from

                     Charles Buratti at Goldman Sachs.  Please

                     go ahead, Mr. Buratti.

                            THE QUESTIONER:  Good morning.

                     Congratulations on the quarters, both

                     quarters.

                            The first question for WellPoint,

                     can you give a little more detail on the

                     medical cost trend for inpatient,

                     outpatient, pharmacy, for both '01 and '02?

                     And are you still seeing what you said you

                     would expect to see earlier this year in

                     terms of a plateauing of the pharmacy

                     trend, and if so if you can give a little more detail as to why that's taking place?

                            MR. COLBY:  I'll try to address

                     that, and certainly talk about 2001 trends.

                     We will talk a little bit later in the year

                     about 2002, once we set pricing for a

                     number of our accounts that are still out

                     for bid.

                            I think we said that in California

                     we've experienced cost trends right around

                     7, 7-1/2 percent range.  Obviously the

                     number one driver of that, you know, cost,

                     is pharmacy, that is up in the low double

                     digit rates.

                            The second component is our

                     outpatient services, both diagnostic and

                     procedures; those are running, you know, in

                     the high single digit range.  Both

                     inpatient hospital and physician costs, you

                     know, tend to be in the low to mid single

                     digit range, just running right with

                     inflation or slightly ahead of inflation.

                            We have looked at a lot of stuff on

                     inpatient utilization, our days per

                     thousand, our admissions per thousand have been remarkably constant over the last couple of years, primarily because we don't

                     deal with a lot of Medicare beneficiaries,

                     our average age of our members is quite a

                     bit younger, and will not see that kind of

                     fluctuation on inpatient hospital trends.

                            So that's I think where we are

                     sitting.

                            I think that the pharmacy trend

                     we've seen, you know, some moderation of

                     that from, you know, being in the, you

                     know, mid to low teens now to the low

                     double digits.  Some of that is as we see

                     more, you know, significant drugs go off

                     patent protection.  I think our PBM have

                     done a fantastic job of moving people to,

                     you know, generic Prozac.  And we do have

                     some other opportunities coming up.

                            We also in our plan design have

                     done, you know, patient, you know, sharing

                     of costs in the pharmacy area to try to

                     encourage more rational behavior.  It's

                     hard to see pharmacy costs coming way down,

                     but I think we have sort of plateaued and it's come down, at least on a percentage increase, of course it's becoming a higher

                     number so it's easier to have a lower

                     percentage increase.

                            THE QUESTIONER:  It's gone from the

                     mid-teens to low double digits, and in '02

                     do you think with the slower economy

                     employers will get incentives in place to

                     get more switching into generics and do

                     other things to bring that trend down, or

                     do you think it stays in the low double

                     digit range in '02 as well?

                            MR. COLBY:  You know, pricing if it

                     stays in the low double digits, although I

                     think there are potential opportunities,

                     you know, we will see what employers and

                     members during open enrollment actually

                     choose.

                            THE QUESTIONER:  And with the

                     RightCHOICE acquisition, if you look at

                     their arrangement and whether you can keep

                     the same -- I assume you are rolling that

                     on to your PBM, as mentioned this earlier,

                     would you keep their trend in line with
                     where it could have been or would you

                     actually bring it down using your own

                     in-house PBM?

                            MR. O'ROURKE:  I am sure that our

                     PBM people will start talking to a

                     prospective new customer and figure out

                     ways to manage pharmacy costs as

                     effectively as possible.

                            THE QUESTIONER:  Thanks.

                            THE OPERATOR:  We are ready for a

                     question or two from Joshua Raskin at

                     Lehman Brothers.  Mr. Raskin.

                            THE QUESTIONER:  I have two

                     questions for WellPoint.  The first one is

                     the ISG business, Leonard was mentioning

                     the pretty strong growth there.  It sounds

                     like it was pretty spread from what I

                     understand from the individuals and the

                     small group.  Can you talk about the

                     margins there, and how that compares with

                     the rest of your business, especially in

                     light of a new competitor in California

                     coming in this year?

                            And the second question is, with
                     regard to the lower management services

                     revenue number on a sequential basis and a

                     little bit below what I was expecting, are

                     you seeing any downturn in the self-funded

                     business, have you seen any account shifts?

                            MR. COLBY:  Let's see if I can

                     remember those two questions.  One is the

                     profitability of the individual and smaller

                     group business.  I mean, that, you know,

                     continues to, you know, do, you know, well.

                     I mean, it is a profitable business, you

                     know, it changes over time.  In the last

                     couple of years the individual book of

                     business has not been a great place to be,

                     it's been a relatively flatter, declining

                     in terms of enrollment, while still

                     profitable while small group was growing

                     very fast.

                            Now when the economy softens, small

                     group has slowed down a little bit, but our

                     individual book of business has had now two

                     consecutive quarters of growth, which is

                     very good.  Our margins continue to be, you

                     know, strong, we are constantly, you know, relooking at how we allocate, you know,

                     overhead costs to really get a more precise

                     measure of exact, you know, profitability

                     by, you know, customer segment.

                            We have, you know, changed some

                     things over time.  For example, things

                     like, even legal costs, which we had

                     historically allocated on a per member

                     basis, now the individual small group

                     business picks up a little bit more of it,

                     because when we actually started looking at

                     work load, those more regulated plans, more

                     dealings with a regulator on those,

                     generates more legal work.  So, you know,

                     we've seen higher, you know, increases in

                     allocated costs to ISG, but we continue to

                     run, you know, very good loss ratios, you

                     know, in that business.

                            MR. SCHAEFFER:  I think we discussed

                     in the last call the notion of what happens

                     to ISG business in a good and not so good

                     economy.  In a good economy job creation

                     occurs initially and primarily in the

                     creation of small companies.  We saw
                     dramatic growth in our small group

                     business.

                            In a bad economy what tends to

                     happen is as people lose their jobs, the

                     ones who are ill and who are going through

                     some kind of a course of treatment, tend to

                     stay with the company plan by extending

                     COBRA, and other individuals who want

                     coverage.  And right now, given what's

                     going on in the world, everybody wants

                     coverage, those individuals tend to seek

                     out an individual product.

                            We, if you recall, completely

                     rearrayed our product line the beginning of

                     this year.  And I think we did some things

                     that were quite innovative.  It's taken a

                     while for people to understand that product

                     design.  But what it does fundamentally is

                     allow individuals to pick a price point

                     that makes sense to them.  So it has a very

                     broad array of products, and a very broad

                     array of price points.

                            We did the same thing in the small

                     group business, but in addition to the
                     price points, we also created a situation

                     where small groups could do defined

                     contribution and could do Section 125

                     plans.  So we have an array of products out

                     there that will be, we believe, very

                     appropriate for the changing economic

                     situation.

                            We are also very pleased at the

                     strategy that we talked about in

                     anticipation of the Georgia transaction,

                     which was try to be of assistance in terms

                     of expanding the product line there, has

                     again begun to bear fruit.

                            So we continue to do well in the ISG

                     lines of business as a strategy, and it

                     continues to be a very, very good business

                     for us.

                            MR. COLBY:  Talking to your second

                     question, which was the site decline in

                     management services revenues in the third

                     quarter, that happens somewhat frequently

                     when you do have some lapses, which we had

                     in the first half of the year.  Many of

                     those large group customers, you know, you lose the membership, they don't show up as our members, but they are paying us on a

                     run out basis to process claims while the

                     new carrier takes over.

                            So we sort of get double revenue.

                     We get revenue from the old account that we

                     don't have enough members, and the new

                     accounts that we've sold, and we obviously

                     start collecting fees there.  So usually

                     you do that run off from 90 to 180 days,

                     and they've moved to whatever their new

                     carrier is.

                            THE QUESTIONER:  We shouldn't read

                     into that that there is a change in your

                     self-funded sort of membership, it's a

                     little difficult to sell with the Cerulean

                     numbers that came on, obviously skewing

                     that a little more heavily?

                            MR. COLBY:  That is correct.  There

                     has been no real change.  Again, remember,

                     the management services revenues are a, you

                     know, a menu of different services from,

                     you know, claims processing to

                     administration to medical management. And depending on what services our customers decides to buy, you know, impacts the rate

                     that we get.

                            THE QUESTIONER:  Thanks guys, and

                     congrats.

                            THE OPERATOR:  Jim Lay at Solomon

                     Smith Barney.  Please go ahead with your

                     question or two.

                            THE QUESTIONER:  I do have two

                     questions.  I will ask the first one, and

                     after the answer I will ask the second.

                            Understanding that you don't want to

                     discuss 2002 trend or pricing yet, I was

                     wondering if you could give us some color

                     on buy downs, including roughly what

                     percentage of GN1 renewals are where you

                     are seeing buy downs, and roughly magnitude

                     as we are trying to think about developing

                     financial models for next year?  And then I

                     have a follow on.

                            MR. SCHAEFFER:  Jim, I think the

                     situation is that everybody is talking

                     about it.  But that different companies

                     have come to different conclusions.








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                            And it is my guess that the

                     September 11th events will also have an

                     impact.  We haven't seen that yet.  But

                     it's my -- this is totally a personal

                     guess, no evidence, just thinking about it

                     and talking to one or two people, given the

                     situation the country faces, I think that

                     we may begin to see people taking another

                     look at benefits and maybe sticking with

                     higher benefits, given what they see ahead

                     on the national scene.

                            We haven't seen that yet.  What

                     we've seen to date is almost everybody in

                     the large group business wanting to know

                     what can be done to reduce their costs.

                     And then each company, based on its, you

                     know, its leadership and its view of the

                     future, decides what makes sense.

                            Our advantage is that we are more

                     able to model these things than many

                     others, and we are more able to put into

                     play, you know, options.  The other benefit

                     we have is in the large group market, we

                     have a customer who is large enough, we








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                                                             61




                     will come up with a unique plan.  In the

                     small group market, we have more options of

                     anybody else, but they are all standard

                     plans.

                            We do not do anything unique.  We do

                     not do anything that is costly in the sense

                     of creating a unique benefit design or a

                     unique program.  We have in place programs

                     that are standard to us, but that give

                     broad, broad choices to members.

                            So to date, everybody is talking.  I

                     think we would -- it would be hard for us

                     to come up with a number in terms of the

                     dollar impact, but maybe we can look into

                     that.

                            MR. COLBY:  I think most of the

                     companies that I've talked to, just my CFO

                     peers, are pushing more toward putting more

                     of the premium dollar to the employees this

                     year.  If you are a human resource manager,

                     the last thing you want to do is push more

                     to the employees and chop benefits

                     dramatically, that's sort of a double

                     negative.  But the employees have been








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                                                             62




                     buffered from rising premiums over the last

                     couple of years as employment's been tight.

                     I think you are going to see more of a push

                     to the employee.

                            That may have the impact then of

                     during open enrollment, if I as an employee

                     have to pay more, I may choose a different

                     benefit plan that's offered among the

                     company options.  So we will be looking at

                     not just what the companies do, which I

                     don't think will be that great, versus what

                     the employees does when they have to fill

                     out the open enrollment form.

                            MR. SCHAEFFER:  The important point,

                     I think we mentioned this in previous

                     calls, is that we try to achieve a fixed

                     profit per member regardless of the plan

                     that is chosen.  That is a complex

                     undertaking, I have to tell you.

                            But the point is, we want it to be

                     indifferent -- we want to be indifferent in

                     terms of providing services to our members,

                     as to what they choose.  We want them to

                     decide what's best.  But in that process,








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                                                             63




                     we don't want to be economically

                     disadvantaged or economically advantaged by

                     virtue of what makes sense to them.

                            So the key is in the design and

                     pricing of these benefits.  And in the

                     small group market we have models that have

                     been, you know, worked on very carefully so

                     we can offer a wide variety of options.

                     And in the large group market, we have

                     experience in terms of doing unique things

                     if a company is large enough.

                            THE QUESTIONER:  Thanks, very

                     helpful.

                            Just the follow on is, I was

                     wondering if you could give us any comments

                     on utilization changes in any medical cost

                     areas, given that we are probably going

                     into sort of the second round of employer

                     groups going to embrace cost shifting?  And

                     for those of us that weren't around, we

                     were around but we weren't covering the

                     sector, could you remind us how that played

                     out in the last economic downturn in terms

                     of were there utilization changes or was








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                                                             64




                     there just cost shifting from employer

                     groups to employees?  Thanks.

                            MR. COLBY:  I'm not sure that we've

                     seen much change in utilization as a result

                     of the, you know, economy, per se, with our

                     commercial, you know, members.  Obviously

                     we've seen changes over time as new

                     technologies, more things done on an

                     outpatient basis, new pharmacy

                     alternatives, you know, available, that

                     have, you know, changed utilization.  I

                     would not, you know, characterize those as,

                     you know, economics.

                            I think you will see people choose,

                     you know, different products.  I sort of

                     believe myself in the pendulum, you know,

                     theory.  You know, the early '90s medical

                     costs were a problem, people were willing

                     to save money and move to narrower network

                     products.  That allowed us to negotiate,

                     you know, better rates because people were,

                     you know, would be channeled to more

                     specific, you know, hospitals.  The medical

                     profession goes down, people want more open access and more choice, so we have more networks, which lends to more medical

                     inflation.

                            Which we are returning to sort of a

                     different model.  I don't think we are

                     going to go back to the, quote, HMO model

                     of gatekeepers and everything, but, you

                     know, certainly a little more cost

                     effective type of plans, I think you will

                     see.

                            THE QUESTIONER:  Thank you very

                     much.

                            THE OPERATOR:  The line is now open

                     to Lori Price at J.P. Morgan for a

                     question.  Please go ahead, Ms. Price.

                            THE QUESTIONER:  My question has to

                     do with small group segment again at

                     WellPoint, just going back there for a

                     minute.

                            I was happy to see that California

                     small group did grow in third quarter on

                     the heels of a small decline in second, but

                     the growth rate is still below normal

                     levels, and it's understandable given
                     what's happening in the California economy.

                            My question is, how much of that

                     slower growth is related to a higher lapse

                     rate, where employers just aren't renewing

                     as often versus less in group growth

                     directly related to layoffs or fewer new

                     sales than normal?  Can you comment on

                     that?

                            MR. SCHAEFFER:  We are seeing a

                     slight change in those trends.  The macro

                     prospective is that in a growing economy we

                     would see small group grow; and individual,

                     either, you know, plateau or decline.  And

                     a worsening economy we would see the

                     reverse.  That is definitely happening.

                            What's also happening, however,

                     there seems to be in California a

                     stabilization in the small group area.  We

                     are actually seeing a slowing both in

                     lapses and in within group growth.

                            And I think, you know, we were not

                     as exposed as some to the dot com thing in

                     northern California, and I think what we

                     probably saw was a rather dramatic shift in








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                                                             67




                     northern California around the dot coms and

                     the other small employers servicing the dot

                     coms.  But it seems to have smoothed out in

                     both areas, and actually we exceeded our

                     plan in both of those areas in the third

                     quarter.

                            We are watching it very carefully.

                     But what we are hearing back from the field

                     is that our Planscape and Flexscape, are

                     sort of encouraging people to continue to

                     offer coverage.  That is to say there are a

                     wide variety of options, and rather than

                     just saying we are not going to cover our

                     employees anymore, you know, small

                     employers are looking at the options that

                     are out there.

                            I also think that trends tend to

                     begin in the smaller businesses.  And my,

                     again, personal guess is we are going to

                     see people value health insurance to a much

                     greater extent than they have over the last

                     five or ten years.  You can't look at the

                     newspaper without asking yourself am I

                     covered, is my family covered. And I think we are going to see an impact where employees and employers will value health

                     insurance as an absolutely critical

                     benefit.  And they will perhaps look for

                     savings and look to achieve cutbacks in

                     other areas other than health insurance.

                            We haven't seen it quite yet, in the

                     large group market.  But in trying to

                     understand the small group market, I would

                     have to say that's our current best guess.

                     In other words, you read the newspaper and

                     you decide the one thing you are not going

                     to let go of is your health insurance.

                            THE QUESTIONER:  That's great.  Can

                     I ask one more follow-up question.

                            Most of your peers have been saying

                     that one of the biggest cost issues for

                     them right now is rising hospital trends.

                     And you had said previously that your

                     trends are running low to mid-single digits

                     in the hospital level, or in the hospital

                     area.  Can you talk about some of the

                     things you are doing to manage that part of

                     your trend, and in particular would expect in the future to explore tiered networks for hospitals?  And can I ask RightCHOICE

                     to comment on that.

                            MR. COLBY:  Let me talk about the

                     hospital trend.  What I was talking about

                     was the inpatient hospital trend.  So the

                     outpatient side is seeing growth.  A lot of

                     that outpatient work is done in a hospital

                     setting or an outpatient department or

                     whatever.  So, you know, I want to make

                     sure that's, you know, clear.

                            Obviously, you know, we are, you

                     know, moving toward different network, you

                     know, models.  We have, you know, numerous

                     different networks put numerous different

                     products.  I think you will see over time,

                     you know, members starting to move, you

                     know, to more, you know, cost effective

                     networks as a way to mitigate, you know,

                     rising medical profession.

                            MR. SCHAEFFER:  There was an article

                     in Health Affairs, the publication, the

                     last issue, where these are all national

                     statistics, they are very macro kinds of numbers. But the conclusion is that last year drugs, you know, pharmaceuticals led

                     the rate of growth in healthcare

                     insurance -- I'm sorry, the rate of growth

                     in healthcare services costs.  And that

                     this year, it's hospitals.

                            And I have to say I think, you know,

                     that is what's going on.  We are seeing the

                     rate of increase in hospital costs

                     accelerating.  What we are trying to do is

                     to find better ways to contract with

                     hospitals and hospital systems that are

                     more of a partnership, and across a broader

                     array of activities than simply, you know,

                     the purchase of services.

                            And we just signed another one last

                     week in which we commit to work with the

                     hospital on things such as patient safety,

                     where they take the lead, on things such as

                     improving electronic interfaces between the

                     hospital and our company, where we take the

                     lead.  And a variety of other things of

                     interest to the hospital.  So it's less a

                     vendor relationship, and more a
                     partnership.

                            I think it will take a while for

                     those kinds of relationships to settle in

                     and get the benefits.  But you're right in

                     saying that nationally at least the

                     pendulum has swung, and hospital costs are

                     now leading, the leading cause for increase

                     in healthcare costs.

                            John, you want to comment on what's

                     going on in your neck of the woods.

                            MR. O'ROURKE:  Yes, with respect to

                     inflation in hospital and physician costs,

                     we are seeing a trend in mid to high single

                     digits.  I would also say that we are very

                     much focused on negotiating good

                     arrangements with the hospitals.

                            With respect to the tier type of

                     programs, I think that the experience here

                     in the midwest is perhaps different than

                     the experience in other parts of the

                     country.  There was an attempt by one of

                     the major players in our marketplace to

                     introduce a tiered program, and that was

                     not well accepted in the market. And there was a lot of push back from the provider community.

                            So frankly, at this point in time,

                     and I guess things obviously can change

                     given the economic circumstances or

                     whatever, but at this point in time I don't

                     expect that to be a major factor in our

                     market.

                            MR. SCHAEFFER:  We've said on

                     previous conference calls, probably more

                     times than you care to hear, that we

                     believe that healthcare is a locally

                     delivered and locally consumed service.

                     And this is exactly, this is a great

                     example.  What may work in California may

                     not be appropriate in Missouri.  And we

                     have to have people on the ground in

                     Missouri that understand that market.

                            John and his team have done a

                     terrific job in the number of programs

                     focusing on improved and close

                     relationships with physicians, and we

                     really admire that.  And what we would hope

                     to see, is as this merger is consummated and we work together, that that kind of activity continues in Missouri.  And to the

                     extent it can be exported, we export it.

                     But in different parts of the country we

                     have different arrangements.

                            Georgia is a another example.  We

                     have a kind of unique HMO arrangement in

                     Atlanta, it doesn't exist anyplace else,

                     but boy, it sure works in Atlanta.  So

                     staying close to the customer and staying

                     close to physicians and hospitals as

                     customers is a key thing.

                            THE OPERATOR:  Roberta Goodman at

                     Merrill Lynch, please go ahead with your

                     question.

                            THE QUESTIONER:  I wanted to ask you

                     two unrelated, the first one first, and

                     then go on to the second one.

                            In the prepared remarks you referred

                     to some increase in the IBNR that related

                     to slow down in claims activity after the

                     September 11 attacks.  I was wondering if

                     you could provide any additional flavor as

                     to the types of slow downs that you saw.

                     Then I have a follow-up on a different

                     topic.

                            MR. COLBY:  I think the types of

                     slow downs that we saw was in the second

                     half of September, just a reduction in our

                     normal claims receipts, which, you know, I

                     think we, you know, looked at and said that

                     that could be caused by, you know, two

                     different things.  One being distraction

                     of, you know, hospitals or physician office

                     staffs in terms of sending out bills timely

                     or slow downs in the mail.

                            Also coupled with, even in

                     California, given those events of the 11th,

                     you know, if you had a doctor's appointment

                     on the 11th, you may very well have

                     cancelled it, rescheduled it for the 25th

                     or something.  And gotten into the doctor,

                     we just haven't gotten the claim yet.

                            So to think September would be much

                     lower in the second half, you know, we

                     don't want to, you know, assume.  And so we

                     are assuming more normalized, you know,

                     September buy ins.  I think we actually
                     have inventory for that.

                            MR. SCHAEFFER:  I think that one of

                     the anomalies that will come out of this

                     whole situation is that by virtue of some

                     of the concerns that people have about the

                     post office and things being mailed in

                     general, we are hoping over time to see an

                     increase in the use of the internet and EDI

                     claims processing.  So over time, you know,

                     we think this, we hope this will balance

                     out.

                            But we choose to be conservative and

                     to treat the month of September as if there

                     was a slow down, which I think most people

                     experienced, and we just want to make sure

                     we are radically positioned for that.

                            THE QUESTIONER:  The second topic,

                     there was some discussion about reference

                     pricing for the drug benefit.  Can you talk

                     about that a little bit more in terms of

                     how widespread that would be in the network

                     and how you would see that growing in '02

                     and possibly in '03?

                            MR. SCHAEFFER:  Well, I think most
                     of that is at the moment it's conversation.

                     I think that while there is sort of

                     intellectual interest, there hasn't been a

                     lot of interest in making it work in, you

                     know, on a state wide basis.

                            But we can talk to you off line or

                     maybe the day at WellPoint, we can present

                     the options that we have been developing.

                     I would say that is currently

                     state-of-the-art, maybe a little bit beyond

                     state-of-the-art.

                            THE OPERATOR:  The line is now open

                     to Christine Arnold at Morgan Stanley for a

                     question.  Please go ahead, Ms. Arnold.

                            THE QUESTIONER:  Quick question.

                     What portion of your claims were auto

                     adjudicated this quarter versus last

                     quarter and a year ago, and do you expect a

                     reduction in days claims to continue with

                     technology?  Then I have a follow-up.

                            MR. COLBY:  If you look at just our

                     auto adjudication rates, they increased

                     substantially by almost 15 percentage

                     points to almost 35, close to 50 percent.

                     I do believe that we will continue to see

                     that improve.  I don't think we will see

                     that order of magnitude.  Some of the

                     things that helped us was some investments

                     being made in our large group system, plus

                     as we talked, this Planscape and Flexscape,

                     took a lot of different plans, synthesized

                     them into a standard offering, which just

                     allows a much easier program electronic

                     adjudication, which was one of the benefits

                     of these new plans.

                            But over time I think you will

                     continue to see some improvement in our

                     cycle times, particularly as people and

                     physicians start using electronic means

                     instead of paper.  That will reduce our G&A

                     costs, and speed up cycle times.  I don't

                     think you will see the magnitude of

                     increase that you saw between the second

                     and third quarter continuing.

                            THE QUESTIONER:  So that 35 to 50

                     was second quarter, not year over year?

                            MR. COLBY:  That was just between

                     two quarters, which is rather significant.

                            THE QUESTIONER:  What drove the, in

                     the working capital, what drove the cash

                     flow that you had in this quarter?

                            MR. COLBY:  What drove the cash flow

                     is that a larger percentage of the IBNR,

                     the medical claims payable was IBNR,

                     noncash reserves right now.

                            THE QUESTIONER:  That drove the

                     normalized 265?

                            MR. COLBY:  That was one major

                     component.  The other one that would

                     generate that is the unrealized gains in

                     our portfolio, where the value of our

                     investments goes up but we don't record it

                     in the income statement.

                            THE QUESTIONER:  That was in cash

                     flow?

                            MR. COLBY:  It impacts the balance

                     of cash and investments on the balance

                     sheet.

                            THE OPERATOR:  We are now ready for

                     a question from Peter Costa at ABN Amro.

                     Please go ahead, Mr. Costa.

                            THE QUESTIONER:  This is sort of a
                     more tactical question regarding what you

                     are going to do in a post-merged company.

                            First off, how do you expect

                     RightCHOICE will help the declining, you

                     know, membership in Illinois, and what sort

                     of is going to be the strategy going on

                     there?  And what are the plans for the

                     Workers' Comp business going forward?

                            MR. SCHAEFFER:  Let me give you our

                     sense from the WellPoint perspective, then

                     I'm sure John will want to jump in.

                            But as you know, in Illinois, we

                     bought a book of business over time, Mass

                     Mutual, John Hancock, and then Rush Pru.

                     And have been culling that business in the

                     large group end.

                            That business is all insured.  It is

                     all -- or almost all insured.  We have been

                     focusing and growing individual and small

                     group, and that has gone well for us.

                            What the RightCHOICE brings is two

                     things:  One to have a Health Link product

                     in Illinois, and John will talk to you

                     about that, but it's a nonrisk product
                     that's done very well.  And they also have

                     some insured life in southern Illinois in a

                     company they call RightCHOICE.

                            What we expect to do is pull

                     together our offering in Unicare, Health

                     Link and RightCHOICE, and basically have a

                     very broad portfolio that can be offered

                     through a sales force that will be better

                     armed in terms of options than anybody

                     else.  And by having that broad array, we

                     think we will be much more successful than

                     either of us would have been individually.

                            In terms of Workers' Comp, you know,

                     we don't take a risk in Workers' Comp, nor

                     does RightCHOICE.  And the Health Link

                     product has been very successful in that

                     area, which John can describe to you.

                            MR. COLBY:  I would also like to

                     point out that while we had some decline

                     with some lapses early in the year, just

                     between the second and third quarter,

                     Illinois membership was up over 3,000 in

                     the large group segment, up over 7,000 in

                     the individual and small group segment, and up almost a thousand in the senior, you know, segment.  So, you know, we are

                     seeing, you know, growth, we are generating

                     sales, just on January 1st we had a couple

                     of larger accounts which left which was

                     based on our disciplined pricing.

                            MR. SCHAEFFER:  John?

                            MR. O'ROURKE:  I think from our

                     perspective I'm very enthusiastic about the

                     prospects of growing our business in

                     Illinois.  I think that first of all, we

                     are seeing increased business in Illinois,

                     and I mentioned in my comments the fact

                     that we had recently acquired the members

                     from the Illinois State Government, we are

                     seeing the growth in some of the heavy

                     industry, like the coal business, that's

                     been very positive for us.

                            I think that there is a real

                     opportunity to integrate our activities and

                     to cross sell products.  And I think that,

                     for example, I think there is a real

                     opportunity for Unicare to work in

                     conjunction with Health Link and to provide a better product in the marketplace,

                     because Health Link has some very

                     outstanding networks.

                            I also think there will be a real

                     opportunity for Health Link to work in

                     conjunction with Unicare to move their

                     products and business north into Chicago.

                            So I think frankly I'm really

                     enthusiastic about the prospects in

                     Illinois.  And about the opportunities that

                     we are going to have with the various

                     companies that are involved in this merger.

                            THE QUESTIONER:  Thanks a lot, guys.

                     Good quarter.

                            THE OPERATOR:  The line is open to

                     John Rex at Bear Stearns.

                            THE QUESTIONER:  I was wondering if

                     you could just provide some follow-up

                     comments to your previous comments on the

                     auto adjudication rates.  And as we look

                     forward and kind of looking for further G&A

                     improvements, obviously 50 basis points

                     sequential improvement this quarter, and

                     what other kind of things you could be
                     bringing in to continue to improve that

                     level, and where you think G&A can go now

                     as you look out over maybe the relevant

                     next two years?

                            MR. SCHAEFFER:  We are more

                     optimistic about this than perhaps we have

                     been in the past.  It's been relatively --

                     we and others have been relatively

                     successful in getting hospitals and large

                     clinics that have their own central

                     computer system to relate to us through

                     EDI, which is electronic claims.

                            The difficulty has been historically

                     physicians' offices, smaller physicians'

                     offices and smaller providers, labs and

                     other types of professional providers, from

                     a ironic sort of point of view, the current

                     concerns people have with the mail system

                     will probably lead to an increased use of

                     the internet to collect claims.  That's how

                     these smaller organizations can move to

                     electronic claims submissions, not through

                     the big billing systems that some

                     physicians use, and not necessarily through the big central computers, but by using the internet.

                            So we are optimistic about that.

                            However, it's one thing to receive

                     electronic claim, it's another thing to

                     have your systems in shape to do what's

                     called auto adjudication.  And as David

                     mentioned, one of the benefits of this

                     product rearraying that we did, individual

                     and small group, was to move from multiple

                     products to a set of standard products.

                     There are basically nine or ten options

                     now, which has provided a very broad array

                     in terms of options as viewed from the

                     customer's point of view, but allow us to

                     process everything in a very standard way.

                     And that's what led to this big jump.

                            Now, you'll see that RightCHOICE has

                     better statistics than we do in terms of

                     auto adjudication.  There are a number of

                     reasons for that, one of them includes the

                     wide array of providers we have here in

                     California, both the number and complexity

                     and size and shape of those providers. And one of the things that we've begun to do over the last six months is to reach out to

                     these providers and begin to offer training

                     in how to do a better job of interacting

                     with us.

                            Ironically, there are opportunities

                     both at the small end and at the large end.

                     And we expect that to pay a dividend over

                     time.

                            So we are optimistic.  We are not,

                     you know, counting on the kind of increase

                     that we saw this quarter happening again.

                     And I would urge you not to.  But we think

                     over time there will be opportunities.

                            MR. COLBY:  We have given guidance

                     that I believe over the next three to five

                     years we will take 150 to 200 basis points

                     out of our G&A ratio.  I think that is

                     achievable over time as we leverage

                     technology.  We are doing things like our

                     investment in Menu Night, which we think

                     when it gets up and running will actually

                     allow doctors to do claims on the internet

                     which will bring it to one and two person groups that can actually do electronic submission.

                            MR. O'ROURKE:  I would also like to

                     add to that, that there is another whole

                     dimension to technology that we didn't

                     mention, and that was the impact that new

                     technology, specifically the internet, is

                     going to have on customer service and our

                     ability to be more productive in those

                     areas.

                            We have many, many people in our

                     company that answer the phone and deal with

                     questions about claims status, provide

                     information to physicians about whether

                     people are eligible for benefits.  And I

                     believe the internet is going to be

                     tremendously helpful to us in that regard,

                     I think we are going to be able to really

                     improve our productivity.  That may not

                     happen tomorrow, but I think it's a real

                     plus to this industry.

                            MR. SCHAEFFER:  The new buzz word is

                     called contact technologies.  And I don't

                     like most of the buzz words at IT, but I think this one is very useful. It's how do we stay in contact in the most cost

                     effective way with our various

                     constituents.

                            And there has been a much slower

                     than expected up take by physicians'

                     offices.  Not by doctors themselves,

                     doctors themselves tend to use the

                     internet, but they use it for personal

                     reasons and for professional reasons, not

                     for managing their offices.

                            I think what John is talking about

                     is that will probably improve, as will a

                     whole host of ways that we contact other

                     constituents, and over time, you know,

                     electronically based interactions will save

                     money.

                            THE QUESTIONER:  Just to follow on

                     that.  When you talk about, for both

                     companies, you talk about the current auto

                     adjudication rates, that's the full world

                     of claims out there, how does that number,

                     your average number, compare on the

                     hospital side, especially on the inpatient








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                     hospital side, the inpatient hospital side,

                     with the more complex, certainly much lower

                     volume, though, and are there any things on

                     the horizon to improve the ability to auto

                     adjudicate those types of claims also?

                            MR. SCHAEFFER:  We have a very, very

                     high level of EDI communications with

                     hospitals.  The issue with hospitals tends

                     to be not their access to electronic data

                     input, but the way in which they process

                     what are called the edits or the error

                     cues.

                            In other words, they tend to send

                     data through intermediaries that process

                     EDI, and you got to make sure that what you

                     send is clean and reconciled and a bunch of

                     other things.  It sounds very granular and

                     very grimble, but it turn out that down in

                     that grimble there are ways that those

                     communications can be substantially

                     improved.

                            What we are hoping to see from the

                     big hospital chains that we work with is

                     improved through-put. In other words, when they send in claims, those claims pass the intermediary's edits, they pass our edits,

                     and they go right into computer processing.

                            Right now, because many of those

                     claims are not clean, they get bounced and

                     the error cues have to be worked, that

                     takes longer than it might otherwise to

                     process the claim.  That's the opportunity

                     I mentioned, where we are reaching out to

                     hospitals, working in partnership with them

                     to improve what is seen as a fairly low

                     level administrative task, but that will

                     have a big payout for us and the hospitals

                     in terms of claims being paid more timely.

                     And our end of things, claims being paid

                     without human intervention.

                            THE OPERATOR:  Our next question

                     will come from John Saslo at CIBC World

                     Markets.  Please go ahead, Mr. Saslo.

                            THE QUESTIONER:  Good morning.  I

                     had a follow on regarding the growth in

                     ISG.  I guess in the past we've seen growth

                     there come in fits and starts, sort of

                     around pricing actions of your competitors.

                     Did that contribute to the sequential

                     increase, or was it really more along the

                     lines of I think you said the lapses and

                     also some good growth on the individual

                     side?

                            MR. SCHAEFFER:  John, you are a real

                     student of this stuff.  But you're right.

                     It's a combination of all of those things.

                            We had to reposition, we chose to

                     reposition our books of business.  And by

                     virtue of doing that, we have two things

                     going for us:  Number one, we offer more

                     choices and more price points than anybody

                     else.  And number two, everybody else is

                     raising rates.  And we have a situation

                     where people can choose another price

                     point, and keep, you know, very similar or

                     keep benefit structures in place that they

                     think makes sense for them.

                            You are right, it's both the ability

                     to access a broader portfolio, and the fact

                     that just about everybody else is

                     increasing their costs when we have

                     actually lower cost options.

                            THE QUESTIONER:  I have a follow on

                     for Dave.  I think on the call last week,

                     on the merger call, you had talked about

                     post FAS 142 number of $7.60.  Did that

                     number contemplate the strong results from

                     RightCHOICE, or should we be thinking about

                     a higher number there for '02?

                            MR. COLBY:  I think I tried to say

                     on the call that we felt comfortable with

                     the price that we were paying, you know,

                     for a couple of reasons.  You know, one was

                     the synergies that we think we can get that

                     are achievable.

                            But the second being that the

                     underlying performance of RightCHOICE was,

                     you know, better than what I think, you

                     know, most analysts, you know, believed at

                     that time.

                            So, the short answer is the fact

                     that RightCHOICE is doing better, all this

                     is not coming as a surprise to us, we knew

                    + about it as part of due diligence, and that

                     was incorporated into our guidance.

                            THE QUESTIONER:  Thank you.

                            THE OPERATOR:  Ladies and gentlemen,

                     that does conclude our conference call for

                     today.  You may all disconnect.  Again,

                     thank you for participating in the

                     WellPoint Health Networks third quarter

                     2001 financial results conference call.

                            (Time noted:  12:30 p.m.)



                                    *****


Cautionary atements:

Certain staments contained in this filing are forward-looking statements. Actual resus could differ materially due to, among other things, operational and other dficulties associated with inegrating acquired businesses, non-acceptance managed care coverage, business conditions and competition among manag care companies, rising health care costs, trends in medical loss ratioshealth care reform, delays in receipt of regulatory approvals for pending traactons and other regulatory issues. Additional risk factors are listed fromime to time in the Company's various SEC reports, including, but not limitedo, the Company's Annual Report on Form 10-K for the year ended December 312000.

This transcpt may be deemed to be solicitation material in respect of the proposed meer of RightCHOICE by WellPoint. In connection with the proposed transaction a registration statement on Form S-4 will be filed with the SEC. Stocklders of RightCHOICE are encouraged to read the registration statement, cluding the fnal proxy statement-prospectus that will be part of the registrion statement, because it will contain important information about the pposed merger. After the registration statement is filed with the SEC, it andny amendments thereto will be available for free both on the SEC's web se (www.sec.gov) and from RightCHOICE's and WellPoint's respective corporate sretaries. RightCHOICE and its directors and executive officers may be deem to be participants in the solicitation of proxies in respect of the proped transaction. Information regarding the interests of RightCHOICE directors and executive officers will be included in the final proxy statent-prospectus.